Exhibit 99.1

April 24, 2017

To Whom It May Concern:

Forrest Research, Inc. (“Forrester”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form S-1 filed by Appian Corporation and any related prospectus:

Quotes 1& 2: According to Forrester, the market for low-code development platforms is expected to total $3.9 billion in 2017 and is expected to grow at a 59% compound annual growth rate to $15.5 billion in 2020. We were included as a “Leader” in the Forrester Wave: Low-Code Development Platforms in 2016, which is an evaluation of current offering, strategy and market presence.”

Source: Forrester, Vendor Landscape: The Fractured, Fertile Terrain Of Low-Code Application Platforms January 15, Updated April 11, 2016 (page 16, Figure 5) and The Forrester Wave™: Low-Code Development Platforms, Q2 2016 April 14, 2016

Quote 3: “Case management. We were included as a “Leader” based on the strength of our current offering, our strategy and our market presence in the Forrester Wave: Dynamic Case Management in 2016.”

Source: Forrester, The Forrester Wave™: Dynamic Case Management, Q1 2016, February 2, 2016

Quote 4: “Traditional custom enterprise software market. In addition to our current core software markets, we believe that our platform better meets certain of the needs that have been historically addressed by manually-developed custom enterprise software, which is expected to represent a $148 billion market in 2017, according to Forrester.”

Source: Forrester, The Global Tech Market Outlook For 2017 To 2018 Updated January 12, 2017 (page 28, Figure 10-2)

Quote 5: “This competitive differentiation is of utmost importance as 59% of enterprise IT respondents cited the desire to gain required functionality as the main motivation for developing custom enterprise software, which is not available in purchased packaged software, according to a 2014 study conducted by Forrester Consulting, which was commissioned by us.”

Source: The Move Toward Modern Application Platforms, a commissioned study conducted by Forrester Consulting on behalf of Appian, December 2014

Quote 6: “According to one example cited by Forrester, the coding of custom software took an estimated 2.7 years to complete,”

Source: Vendor Landscape: The Fractured, Fertile Terrain Of Low-Code Application Platforms, April 11, 2016

Quote 7: “In the same report, Forrester found that the use of low-code software development was six to 20 times faster than traditional software development.”

Source: Vendor Landscape: The Fractured, Fertile Terrain Of Low-Code Application Platforms, April 11, 2016

Quote 8: “Low-code platforms, like Appian, can accelerate developer speed by six to 20 times, according to use cases cited in a Forrester report.”

Source: Vendor Landscape: The Fractured, Fertile Terrain Of Low-Code Application Platforms, January 15, 2016 Updated April 11, 2016

This consent is conditioned upon the inclusion in the Registration Statement and any related prospectus of the following language:

“The Forrester Research studies described herein represent data, research, opinions or viewpoints prepared by Forrester Research and are not representations of fact. We have been advised by Forrester Research that its studies speak as of their original dates (and not as of the date of this prospectus) and any opinions expressed in the studies are subject to change without notice.”

Forrester’s consent shall not be deemed an admission that Forrester is an expert whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

Forrester Research, Inc.

/s/ Naomi Y. Sager

Name: Naomi Sager

Title: Manager, Citations